14 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 126,800 Reed Elsevier PLC ordinary shares at a price of 1103.7663p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 70,860,135 ordinary shares in treasury, and has 1,134,608,240 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 1,161,800 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 73,450 Reed Elsevier NV ordinary shares at a price of €20.0143 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 41,970,994 ordinary shares in treasury, and has 655,276,480 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 672,450 shares.